Exhibit 99.3

Your **Vote** Counts!

SPOTIFY TECHNOLOGY S.A.

Extraordinary General Meeting
Vote by December 5, 2025
11:59 PM ET



SPOTIFY TECHNOLOGY S.A.
C/O SPOTIFY USA INC.
150 GREENWICH ST, 63RD FL
NEW YORK, NY 10007

V80740-S24475

You invested in SPOTIFY TECHNOLOGY S.A. and it's time to vote!

You have the right to vote on proposals being presented at the Extraordinary General Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on December 10, 2025.**

Get informed before you vote

View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to November 26, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

December 10, 2025
4:00 PM (Luxembourg Time)

Arendt House
41A Avenue J.F. Kennedy
L-2082 Luxembourg
Grand Duchy of Luxembourg

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	Elect two additional members of the Board of Directors, effective January 1, 2026, for a term ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2025.	
	Nominees:	
1a.	Mr. Alex Norström (B Director)	For
1b.	Mr. Gustav Söderström (B Director)	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V80741-S24475